================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                            CETEK TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in Its Charter)


           Delaware                                      14-1716025
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



                               19 Commerce Street
                          Poughkeepsie, New York 12603
                    (Address of principal executive offices)


                                 (914) 452-3510
                (Issuer's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:


Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
  Not applicable                                           Not applicable



           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share

================================================================================



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ITEM 1. Description of Business

Introduction General

     Introduction

     Cetek Technologies, Inc. (the "Company") is engaged in the operation of a contract machine shop and the development of materials as ceramics. The Company has derived substantially all its revenues from contract manufacturing. Nevertheless, its main focus since 1993 has been directed towards the research and development of an improved manufacturing process for advanced ceramics and other materials. The Company has developed a unique formulation and technique (the "Cetek Process"). This process among other things eliminates much of the "machining" currently required to manufacture advanced ceramics and other materials and substantially reduces the cost of manufacturing. With its "Process", the Company estimates that the overall cost to manufacture advanced ceramics may be reduced by as much as forty percent. At present, the Company intends to exploit an underutilized market of small and medium-sized orders. The Company is seeking to obtain additional capital to establish full scale production and marketing capabilities. The Company based on numerous tests believes the process is commercially feasible but has not produced and sold products utilizing the Cetek process in commercial quantities. The Company's success is dependent upon its ability to obtain additional capital and the commercial acceptance of products manufactured with the Cetek Process.

     The Company was incorporated in May 1994 in Delaware in order to effectuate a change in domicile of its parent, Darcy Corporation ("Darcy"). In July 1994, the Company entered into an Agreement and Plan of Merger with Darcy pursuant to which Darcy was merged with and into the Company. At the time of the merger, Darcy was a holding company which had one wholly owned subsidiary, Cetek Corporation, a New York Corporation ("CETEK"). Darcy had previously acquired all of the issued and outstanding shares of capital stock of Cetek in a share exchange, pursuant to which Darcy issued an aggregate of 13,845,000 of its common stock to the holders of all the issued and outstanding shares of stock of Cetek (approximately 91% of the outstanding Darcy shares, post acquisition). As a result, the Company is a holding company which conducts its business through its wholly owned subsidiary, Cetek. Unless otherwise indicated by the context, the term "Company" shall include the Company and Cetek.

     The Company's executive offices and manufacturing facility are located at 19 Commerce Street, Poughkeepsie, New York 12603, telephone (914) 452-3510.

     Contract Manufacturing

     The Company has operated a machine shop and raw materials business since 1988, handling general precision machining, sheet metal fabrication and welding, electronic manufacturing and testing, and general design of components and systems.

     The Company as contract machine fabricators completes orders for original equipment manufacturers and others. Generally these machine products consist of cabinets for various electronic and electrical products. The Company completes the manufacturing in accordance with the specifications of its customer. Upon completion the products are shipped to the customer or other parties for assembly by the client. The Company has a full array of equipment as drill presses to fulfill its contracts which are obtained by an officer of the Company. The Company does not maintain a separate sales force for this purpose.

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The equipment and personnel of the Company's machine shop are also utilized internally for equipment utilized in the Company's proposed ceramic processing.

     Since 1997 the Company has maintained business relations with two major clients. The Company's relationships with these clients have accounted for approximately 80% of the Company's sales to date.

     Ceramic Industry Background

     Ceramics have been used by man for centuries in the form of bricks, tile, and glass. In recent years, the processing methods have dramatically improved, creating a new generation of advanced ceramic material which is lighter, stronger and more durable than its metal counterparts. Advanced ceramic materials can be broadly categorized as electronic ceramics and structural ceramics. Electronic ceramics are used as substrates in computers, medical equipment, communication equipment and consumer products. Structural ceramics used in aerospace defense design, bioceramics and environmental products, heat engines, wear parts and cutting tools. Due to its ability to withstand harsh temperatures and environments, structural ceramics, for example, have been used to build car engines, and in military aircraft and helicopters as form of bullet-proof window protection.

     Advanced ceramics are expected to continue their growth well into the next century. It is estimated that the electronic ceramics will continue to hold the largest market share of the U.S. advanced ceramics materials, while substantial growth will occur in the structural ceramics market.

     Cetek Process

     Through years of research in the advanced ceramics field, the Company developed a new formulation and manufacturing process which substantially reduces the need for "machining", the standard industry procedure used to smooth ceramic pieces after they are fired. Ceramic products are made from a mixture or slurry which is then sintered or hardened in a high temperature furnace. Prior to the Company's process, there were limitations to size of ceramic pieces and high breakage. The finished product required smoothing which lead to additional breakage. Because the Company's technique can produce wide products and does not require the "smoothing" process, the production time is significantly reduced. The finished product is flat, smooth, and of a higher quality than those currently available. Moreover, the yield is significantly enhanced, so that the costs are similarly reduced.

     The Company's process may be utilized to produce multilayered substrate. Usually substrate does not consist of one layer but several.

     Ceramic products have been used as substrate or the basis upon which electric circuits are attached for various electronic components.

     Generally ceramic manufacturers produce the substrates for the customer specifications. Either the ceramic contractor or the customer attaches or sets plugs or pins where the components wiring is attached to the substrate for a completed product. The Company intends to acquire the equipment necessary for the plugs at a future stage of is development.

     While the current industry procedure produces a small ceramic product that is irregular in shape and prone to breakage, the Company uses its unique formulation and specially designed equipment to produce a smooth and large ceramic surface. The finished substrate product can then be divided into smaller pieces, readily available for the consumer.

     Furthermore, the process allows the ceramic to retain its ceramic layer, which layer is vital for allowing circuitry to adhere to the substrate surface. The Company believes the final result is a product superior to those currently available on the market.

     The Company has been exploring a high-heat sintering process with the state government aid. The sintering process is the process by which the ceramic material is placed into a furnace, fired and "hardened" into its usable form. With the use of high heat to sinter the ceramic, a transparent, bullet-proof material is created. This ceramic material has been developed for use in windows, military aircraft, supersonics and helicopters. Additionally, the Company has found that the high heat further reduces the cost of production.

     With the use of special equipment, the Company is developing a process for silicon carbide ceramics for structural components in car valve seats and engines. Ceramic materials have been used in these products due to its ability to withstand an engine's high temperatures. Further, a lighter engine may be created with ceramics, thereby decreasing the car's overall weight. Studies to date have confirmed that the use of ceramic parts results in reduced emissions.

     The Company has developed product made from the Cetek Process for flat panel display. The Company has submitted its materials to a manufacturer for testing. According to industry standards, the lamination of the circuitry to the substrate should withstand breakage of the substrate. The test results indicated that only the Company's product conformed to such standard. The Company regularly submits its products to Alfred University for outside analysis.

     Proposed Marketing and Sales

     The Company believes that the current needs of the ceramic industry are being served by a handful of large companies and several small companies. The Company further believes that there is a large number of ceramic product purchasers whose requirements are not adequately addressed by these companies. Accordingly, the Company intends to serve the middle range and market its products by manufacturing and selling several products. For example, where an order for 500 substrate pieces would be considered to small for the larger manufacturers to fill and too large for the smaller manufacturers, the Company's plant would be able to fill such an order at a more reasonable price.

     The Company will actively market its special ceramic material to be used in the Smart Display. With the increased interest in the development of flat panel display, the industry has attracted heavy federal investment. According to a December 1997 report by The Industrial Physicist magazine, Motorola, which has invested significantly into development of its own version of the Smart Display, estimated the market value of the flat panel display business at 16 billion that year and predicted sales will reach 30 billion by 2002. The Company believes its entry into the FPD market will be at costs competitive with those of the larger manufacturers, i.e., Sony and Motorola, and could therefore seek to market its materials to such manufacturers.

     The marketing and sales effort will be carried by the President and an independent non-exclusive sales representative. The Company intends to enter into agreements with up to six sales organizations for domestic sales and two for international sales.

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     The Company further believes that its marketing strengths lie in the fact that the Company will offer a more valuable product due to its manufacturing techniques and its ability to offer a complete manufacturing and service facility in one location. Accordingly, the Company will focus towards a few specific industries in addition to the electronic industry, including, wear resistant parts and industrial applications, bioceramics, aerospace and defense and environmental applications.

     Nature of Company's Products and Services to be Offered

     The products and services currently offered consist of (i) electronic and structural ceramic components, and (ii) products designed and manufactured to the customer's specifications. The Company has developed a process for manufacturing advanced quality ceramic products which the Company believes will cost as much as 40% less than the current industry standard.

     As a supplier of electronic ceramic components, the Company intends to market its product to the manufacturers of several products, including insulators, substrates and IC packages, piezoelectric ceramics, ferrite magnets, capacitors and superconductors. The Company also believes that the ceramic back plane for the Smart Display will further be applied for use on aircraft panels, operating room electronics and other medical applications.

     As a supplier of structural ceramic components, the Company intends to market its product for use in heat engine components, cutting tools, wear-resistant parts and industrial applications, energy and high temperature related applications, aerospace and defense applications, bioceramics and environmental products.

     The Company will also establish its own manufacturing facility and design, manufacture and assemble ceramic products to the customer's specifications.

     Employees

     The Company currently employees ten full-time employees, none of which are subject to employment agreements. None of the employees are members of labor unions. Management believes that it enjoys satisfactory relations with its employees.

     Competition

     The Company will compete with other manufacturers of advanced ceramic products, many of whom have greater financial, managerial and technical resources than the Company. In the field of advanced ceramics, the Company will be in direct competition with large companies such as Kyocera (Japan), Coors
(US) and Phillips of the Netherlands, as well as several smaller companies. The Company's ability to remain competitive may depend on its ability to enter into sales and marketing arrangements. There can be no assurance that the Company will be able to enter into such agreements and remain competitive. The machine shop business is very competitive and the Company is an insignificant factor.

ITEM 2. Management's Discussion and Analysis or Plan of Operation.

     The following discussion and analysis should be read in conjunction with the Financial Statements and related footnotes.

     Introduction

     The Company has incurred losses since inception. However, the Company anticipates profitable operations while it engages in the start-up of its advanced ceramic business. During 1999, the Company seeks to phase its business operations from general machine shop work to its advanced ceramic and substrate manufacturing.

Statement of Operations June 30, 1999 Compared to June 30, 1998

     - Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     The Company had comparable revenues for the first six month period of 1999 and 1998 ($163,940 in 1999 and $162,572 in 1998). The Company however incurred a net loss of $280,176 in revenues during the six months ended June 1999 as compared to a net loss of $139,595 during the six months ended June 1998. Such loss resulted primarily from an increase in selling, general and administrative costs from $83,000 in June 1998 to $203,175 in June 1999. The increase was primarily due to the Company's activities in conjunction with the development of its Cetek Process.

     - Year Ended 1998 Compared to Year Ended 1997

     The Company had comparable revenues for each at 1998 and 1997 ($373,884 in 1998 compared to $367,111 in 1997). The Company incurred a net loss of $250,867 during fiscal year 1998 as compared to a net loss of $346,000 in fiscal year 1997. The decrease in net loss were primarily attributable to a decline in the cost of sales from the prior period and an absence of a loss on sale of assets in 1998.

     Liquidity

     The Company had a working capital of approximately $101,000 as of June 30, 1999 as compared to a negative working capital of approximately $450,000 as of December 31, 1998. The increase is primarily attributable to the sale of the Company's securities in 1999.

     In March 1999, the Company completed a private placement of its securities by issuing 2% Series A Senior Subordinated Convertible Debentures. Through such placement, the Company raised $600,000 towards its working capital.

     The Company however does not have sufficient working capital to sustain its current levels of operations nor to commence operations in the ceramic industry.

     The Company has not introduced its process or has it manufactured product on a commercial basis. It has produced samples of its product, had such sample tested by independent laboratories at the Company's expenses has provided samples to potential customers and has acquired and converted equipment for use for its process. The Company has estimated it needs additional funds to commence commercial operations in order, among other things, to:

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     (a) acquire additional equipment
     (b) establish an independent marketing organization; and
     (c) strength its balance sheet.


ITEM 3. Description of property

     The Company's executive offices and facilities are located at 19 Commerce Street, Poughkeepsie, New York where it leases approximately 20,000 square feet pursuant to a lease that expires in October, 2001 The annual base rental for this space, which was renovated in 1991, is approximately $90,000. The landlord, an affiliate of the Company's chief executive officer. The landlord has agreed to waive all payments for the rent while the Company is in default to a lender.


ITEM 4. Security Ownership of Certain Beneficial Owners and Management


     The following table sets forth, as of August 15, 1999 certain information concerning the shares of Common Stock beneficially owned by each director and executive officer of the Company, by all officers and directors of the Company as a group, and by each stockholder known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock.

                                    Shares of               Beneficial Ownership
                                    Common Stock            Percentage
                                    ------------            --------------------
Fayiz K. Hilal                       9,162,000(1)                  24.00%

Christopher G. Hilal                 1,200,000                      2.50

Dr. Gordon Love                         30,000(2)                      -

Dr. Richard Spriggs                     30,000(2)                      -

Thomas Aposporos                        30,000(2)                      -

Dr. Ellen Tormey                        20,000(2)                      -

Hilal Family Trust                   4,000,000                     10.50

John P. Hilal                        1,200,000                      2.50

David M. Hilal                       1,200,000                      2.50

Bridget M. Hilal                     1,200,000                      2.50

All officers and directors          10,472,000(1)                  27.50
as a group (a total of 6 persons)

(1) Includes the 4,000,000 shares of the Company's common stock owned by the Hilal Family Trust is sole beneficial of the Trust.

(2) Represents significantly less than 1% of the issued and outstanding shares of the Company's common stock.


ITEM 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and executive officers of the Company are as follows;

     Name                      Age        Position
     ----                      ---        --------
     Fayiz Hilal               58         President and Chairman of the Board

     John Hilal                30         Vice President of Operations, Director

     [Dr. Gordon Love          64         Vice President of Strategic Planning,
                                          Technical Director, Director]

     Dr. Richard Spriggs       64         Director

     Thomas C. Aposporos       45         Director

     Dr. Ellen Tormey          38         Director

     All of the Company's executive officers intend to devote their full business time to the affairs of the Company.

     All directors shall serve for a term of one year or until their respective successors have been duly elected.

     FAYIZ HILAL. Mr. Hilal is the founder of Cetek Technologies, Inc. and has served as its President and Chairman of the Board since its inception. Prior to establishing the Company, Mr. Hilal served as Chairman and Chief Executive Officer of Tatron, Inc., an organization which he established in 1976 which specialized in custom engineering and technical design services. In addition, Mr. Hilal held senior level technical management positions with Honeywell, Inc., Chemical Rubber and I.B.M. Corporation. As a President with Metronic Labs. Inc., Mr. Hilal is credited as being one of the developers of the world's first hand held calculators. Mr. Hilal received his graduate degree in engineering from the University of Minnesota in 1966.

     JOHN HILAL. Mr. Hilal has served as Vice President of Manufacturing and Director of the Company since 1996. Mr. Hilal received his undergraduate degree in Business and Marketing/Engineering? from the University of Notre Dame in 1994.

     [DR. GORDON LOVE. Dr. Love is a director and was Vice President of Strategic Planning, Technical Director and Director of the Company.

Dr. Love served as Vice President of Technology at Sprague Electric Company. Dr. Love received his B.S. degree in Metallurgy from Case-Western Reserve University in 1958 and his M.S. degree and PhD in Metallurgy from Carnegie-Mellon University in 1960 and 1963, respectively.]

     DR. RICHARD SPRIGGS. Dr. Spriggs has served as a director of the Company since 1993. From 1987 to the present, he has served as and continues to serve as a John F. McMahon professor of ceramic technology at the New York State College of Ceramics at Alfred University. Prior thereto, Dr. Spriggs served nine years as a staff officer and staff director of the National Research Counsel at the National Academy of Sciences. Dr. Spriggs received his B.S. degree in Ceramics from Pennsylvania State University and his M.S. and PhD degrees in Ceramic Engineering from the University of Illinois.

     DR. ELLEN TORMEY. Dr. Tormey has served as a Director of the Company since November, 1995. She is currently a Senior Engineer with David Sarnoff Research Center. From 1991 to 1995, she was a Principal Engineer with Ceramics Process Systems Corporation. From 1989 to 1990, Dr. Tormey was Manager of Laminated Product R&D Group. Prior thereto, Dr. Tormey held management positions with several companies, as well as spending three years as Senior Engineer with Digital Equipment Corporation. Dr. Tormey received her B.S. degree in Ceramic Engineering from Alfred University in 1976 and her PhD in Ceramic Science from the Massachusetts Institute of Technology in 1982.

     THOMAS C. APOSPOROS. Mr. Aposporos has served as a director of the company since 1995. Mr. Aposporos is the principal in Aposporos & Son, a commercial real estate brokerage firm. He also serves as chairman of Progressive Bank, Inc. PSBK-NASDQ and as a director of Progressive's subsidiary, Pawling Savings Bank.

     All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.


ITEM 6. Executive Compensation

     Mr. Fayiz Hilal, Chief Executive Officer of the Company, has not received any compensation during the last three fiscal years.


ITEM 7. Certain Relationships and Transactions

     During the years ended December 31, 1998, 1997 and 1996, Mr. Fayiz Hilal, the Company's president and principal shareholder advanced the Company $38,292, $27,200 and $167,000 and interest was accrued in the amount of $7,565 and $5,500 for the periods ending June 30, 1999 and 1998 and $12,643, $11,375 and $2,606,
respectively. The note payable to Mr. Hilal at December 31, 1998 was $232,792.

     The Company had transactions with an affiliated entity of Mr. Hilal for the year ended December 31, 1996. The Company sold to the affiliated entity, as part of a sub-contracting agreement, finished goods in the amount $26,224 and paid sales commissions of $1,836 for the year ended December 31, 1996.

     The Company leases its executive office space and manufacturing facility under a lease from Mr. Hilal on a month-to-month basis. Mr. Hilal has waived all rent payments until debt obligations to the U.S. Small Business Administration, Dutchess County Economic Development Corp. have been paid in full, in accordance with the terms of the loans.


ITEM 8. Description of Securities

General

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share.


Common Stock

     Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. The Company does not currently intend to declare to pay cash dividends in the foreseeable future, but rather intends to retain any future earnings to finance the expansion of its businesses. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company, if any, legally available for distribution to shareholders after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock.

     The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. All of the outstanding shares of Common Stock are and the share to be sold in this Offering will be, when issued and paid for, fully paid and nonassessable.

Preferred Stock

     The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, option or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders.


Transfer Agent

     The transfer agent for the Company's Common Stock is Jersey Transfer and Trust Co. located at 201 Bloomfield Avenue, P.O. Box 36, Verona, New Jersey 07044.

                                     PART II

ITEM 1. Market For Common Equity and Other Related Stockholder Matters

     Our common stock is currently quoted on the OTC Bulletin Board under the symbol "CETK".

     Set forth below are the high and low closing bid quotations for our common stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.


     Period Ending                     High Asked                Low Bid
     -------------                     ----------                -------
     June 30, 1999                      $0.1600                  $0.0600
     March 31, 1999                      0.3700                   0.0600
     December 31, 1998                   0.0625                   0.0300
     September 30, 1998                  0.1300                   0.1300
     June 30, 1998                       0.4300                   0.3125
     March 31, 1998                        *                          *
     December 31, 1997                     *                          *
     September 30, 1997                    *                          *
     June 30, 1997                         *                          *
     March 31, 1997                      0.1250                   0.1250

     * no quote

     As of August 15, 1999, there were approximately 120 recordholders of the our common stock, although we believe that there are more than five hundred beneficial owners of our common stock. There are no shares of preferred stock currently outstanding.


ITEM 2. Legal Proceedings

     Management of the Company is not aware of any legal proceedings, threatened pending legal proceedings, to which the Company is a party or to which the property of the Company is subject as a defendant.


ITEM 3. Changes in and Disagreements with Accountants

     None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

ITEM 4. Recent Sales of Unregistered Securities

     The following sets forth information relating to all unregistered securities of the Company sold by it in the last 3 years.

     During 1998 the Company issued approximately 7,240,381 shares for cash, satisfying of debt or revenues. These shares were issued pursuant to an exception pursuant to Section 4(2) of the Securities Act of 1933 (the "Act") or Rule 504 thereunder.

     During 1999 the Company issued and sold 8,297,818 shares. In March and April 1999, the Company sold $600,000 of convertible notes ("Notes"). The Notes were convertible to common stock based on a discounted market price at the time of conversion. Pursuant to these Notes, the Company issued 7,189,025 shares of its common stock to the Noteholders. The Notes and shares were issued in a transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 504 or Section 4(2), thereof.


ITEM 5. Indemnification of Directors and Officers

     The Certification of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the Company the power to indemnify. Article Seventh of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

                            CETEK TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                DECEMBER 31, 1998

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Independent Auditors' Report                                              1 - 2

Financial Statements:

  Consolidated Balance Sheets, December 31, 1998
   and 1997 and June 30, 1999 (Unaudited)                                   3

  Consolidated Statements of Operations, Years
   Ended December 31, 1998, 1997 and 1996 and
   Six Months Ended June 30, 1999 and 1998 (Unaudited)                      4

  Consolidated Statements of Stockholders' Equity
   (Deficiency), Years Ended December 31, 1998,
   1997 and 1996 and Six Months Ended
   June 30, 1999 and 1998 (Unaudited)                                     5 - 6

  Consolidated Statements of Cash Flows, Years
   Ended December 31, 1998, 1997 and 1996 and
   Six Months Ended June 30, 1999 and 1998 (Unaudited)                    7 - 9

  Notes to Consolidated Financial Statements                             10 - 19

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cetek Technologies, Inc.
Poughkeepsie, New York

    We have audited the accompanying consolidated balance sheet of Cetek Technologies, Inc. and its subsidiary (the "Company"), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' (deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing tandards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cetek Technologies, Inc. and ts subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, is in default on its loan obligations, has accumulated stockholders' deficit and a working capital deficit. This raises substantial doubt about its ability to ontinue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



WIENER, GOODMAN & COMPANY P.C.
Certified Public Accountant

April 28, 1999 except for Note 1,
which is as of August 26, 1999

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                     ------

                                                                                     December 31,              June 30,
                                                                             ---------------------------         1999
                                                                               1998              1997        (Unaudited)
                                                                               ----              ----        -----------
Current Assets:
  Cash                                                                     $    17,350         $   4,691     $   266,128
  Marketable Securities                                                          -                   -           501,530
  Accounts receivable                                                           54,298            59,128          23,286
    Inventory                                                                   53,036             8,991          73,652
  Prepaid expenses                                                               -                 3,696          44,564
                                                                           -----------         ---------     -----------
             Total Current Assets                                              124,684            76,506         909,160

Property and equipment - net                                                   270,350           362,528         395,643

Other assets                                                                     7,130             9,684           5,853
                                                                           -----------         ---------     -----------

             TOTAL ASSETS                                                  $   402,164         $ 448,718     $ 1,310,656
                                                                           ===========         =========     ===========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
                                      -------------------------------------------------

Current Liabilities:
  Short-term debt                                                          $   108,000         $ 136,000    $    348,000
  Current portion of long-term debt                                             67,823           187,105          77,671
  Current maturities of capitalized
   lease obligations                                                           137,123           137,123         141,168
  Accounts payable                                                              48,164            99,884          71,157
  Accrued expenses                                                             213,017           127,716         170,241
                                                                           -----------         ---------     -----------
             Total Current Liabilities                                         574,127           687,828         808,237

Long term Capital Lease obligations                                              --                 --            45,298
Long term debt                                                                  95,248              --            67,228
Note payable to officer                                                        232,792           194,500         232,792
                                                                           -----------         ---------     -----------
             Total Liabilities                                                 902,167           882,328       1,153,555
                                                                           -----------         ---------     -----------

Stockholders' Equity (Deficiency):
  Preferred stock, par value $.001 per
   share - authorized 1,000,000 shares;
   none issued                                                                   --                 --              --
  Common stock, par value $.001 per
   share - authorized 150,000,000 and 50,000,000 shares;
   for the period ending June 30, 1999 and December 31, 1998
   and 1997 respectively outstanding 38,049,122, 22,562,279
   and 15,321,898 shares                                                        22,563            15,322          38,050
  Paid-in-capital                                                              576,601           399,368       1,503,871
  (Deficit)                                                                 (1,099,167)         (848,300)     (1,379,343)
  Cumulative other comprehensive (loss)                                          --                 --            (5,477)
                                                                           -----------         ---------     -----------
             Total Stockholders' Equity
               (Deficiency)                                                   (500,003)         (433,610)        157,101
                                                                           -----------         ---------     -----------
             TOTAL LIABILITIES AND STOCK-
             HOLDERS' EQUITY (DEFICIENCY)                                  $   402,164         $ 448,718     $ 1,310,656
                                                                           ===========         =========     ===========

                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                            For the Six
                                                                                                           Months Ended
                                                       Year Ended December 31,                                June 30,
                                            -------------------------------------------          ------------------------------
                                               1998             1997            1996                1999                 1998
                                               ----             ----            ----                ----                 ----
                                                                                                            (Unaudited)
Revenue:                                 $   373,884      $   367,111     $   311,709            $   163,940       $   162,572
                                         -----------      -----------     -----------            -----------       -----------
Cost and Expenses:
 Cost of sales                               366,840          429,311         291,083                183,588           175,420
 Selling, general and
    administrative                           166,693          169,238         213,357                203,175            83,261
 Research and development                     19,171           15,037          35,579                 29,908             8,086
 Interest expense                             72,047           75,368          20,991                 34,452            35,400
 Loss on sale of assets                         -              24,200            -                      -                 -
 Dividend income                                -                -               -                     7,007              -
                                         -----------      -----------     -----------            -----------       -----------
                                             624,751          713,154         561,010                444,116           302,167
                                         -----------      -----------     -----------            -----------       -----------
Net (loss)                               $  (250,867)     $  (346,043)    $  (249,301)           $  (280,176)      $  (139,595)
                                         ===========      ===========     ===========            ===========       ===========
(Loss) per common share -
 basic                                   $      (.01)     $      (.02)    $      (.02)           $      (.01)      $      (.01)
                                         ===========      ===========     ===========            ===========       ===========
(Loss) per common share -
 diluted                                 $      (.01)     $      (.02)    $      (.02)           $      (.01)      $      (.01)
                                         ===========      ===========     ===========            ===========       ===========
Weighted average number of
 common shares outstanding -
 basic                                    17,636,422       15,321,898      15,321,898             28,020,192        16,470,199
                                         ===========      ===========     ===========            ===========       ===========
Weighted average number of
 common shares outstanding -
 diluted                                  17,636,422       15,321,898      15,321,898             28,020,192        16,470,199
                                         ===========      ===========     ===========            ===========       ===========


                 See notes to consolidated financial statements.

                    CETEK TECHNOLOGIES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                     Cumulative
                                 Common Stock                          Other
                             Shares        Par       Paid-In       Comprehensive                   Comprehensive
                          Outstanding     Value      Capital       Income (loss)     (Deficit)     Income (loss)       Total
                          -----------     -----      -------       -------------     ---------     -------------       -----
Balance, January 1,
  1996, as
  restated               15,321,898  $    15,322     $293,568        $         -    $  (252,956)   $        -        $    55,934

Forgiveness of
  rent obligation              -             -         50,000                  -           -                 -            50,000
Net (loss)                     -             -            -                    -       (249,301)             -          (249,301)
                        -----------  -----------  -----------        -----------    -----------    -----------       -----------
Balance, December
 31, 1996 as re-
 stated                  15,321,898       15,322      343,568                  -       (502,257)             -          (143,367)

Forgiveness of rent
 obligation                    -             -         50,000                  -           -                 -            50,000
Issuance of warrants           -             -          5,800                  -           -                 -             5,800
Net (loss)                     -             -           -                     -       (346,043)             -          (346,043)
                        -----------  -----------  -----------        -----------    -----------    -----------       -----------
Balance, December
 31, 1997                15,321,898       15,322      399,368                  -       (848,300)             -          (433,610)

Forgiveness of rent
 obligation                    -             -         50,000                  -           -                 -            50,000
Sale of Common Stock
 (at $.0333 per share     3,224,020        3,225      104,096                  -           -                 -           107,321
Conversion of
 convertible debt to
 common stock
 (at $.0333 per share)       46,361           46       23,137                  -           -                 -            23,183
Issuance of stock
 for services, valued
 at $.001 per share       3,970,000        3,970         -                     -           -                 -             3,970
Net (loss)                     -             -           -                     -       (250,867)             -          (250,867)
                        -----------  -----------  -----------        -----------    -----------    -----------       -----------
Balance, December
 31, 1998                22,562,279       22,563      576,601                  -     (1,099,167)             -          (500,003)

                 See notes to consolidated financial statements.

                    CETEK TECHNOLOGIES, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (Continued)

                                                                     Cumulative
                                 Common Stock                          Other
                             Shares        Par       Paid-In       Comprehensive                   Comprehensive
                          Outstanding     Value      Capital       Income (loss)     (Deficit)     Income (loss)       Total
                          -----------     -----      -------       -------------     ---------     -------------       -----

Forgiveness of rent
  obligation                    -             -        25,000                  -            -                             25,000
Sale of common stock
  (at $.0544per share)    8,297,818        8,298      443,459                  -            -                            451,757
Conversion of debenture
  (at $.045 - $.0562 per
   share)                 7,189,025        7,189      342,811                  -            -                            350,000
Compensation expense in
  connection with sale of
  common stock                  -             -       116,000                  -            -                            116,000
Net unrealized (losses)
  on marketable securities      -             -            -              (5,477)           -       $   (5,477)           (5,477)
Net (loss)                      -             -            -                   -       (280,176)      (280,176)         (280,176)
                                                                                                   -----------
Comprehensive income (loss)     -             -            -                   -            -       $ (285,653)              -
                        -----------  -----------  -----------        -----------    -----------    ===========       -----------
Balance, June 30, 1999   38,049,122      $38,050   $1,503,871        $    (5,477)   $(1,379,343)                     $   157,101
                        ===========  ===========  ===========        ===========    ===========                      ===========



                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 For the Six
                                                                                                Months Ended
                                                     Year Ended December 31,                       June 30,
                                            --------------------------------------         ------------------------
                                              1998          1997            1996             1999            1998
                                            --------      --------       ---------         -------         --------
                                                                                                  (Unaudited)
Cash flows from operating
 activities:
    Net (loss)                            $ (250,867)     $(346,043)     $ (249,301)       $(280,176)     $(139,595)
    Adjustments to reconcile net
    (loss) to net cash provided
     by operating activities:
    Depreciation                              92,178         98,958          51,513           45,438         46,089
    Loss on sale of fixed
     assets                                        -         24,200               -                -              -
    Non cash - rent expense                   50,000         50,000          50,000           25,000         25,000
    Non cash compensation                          -          5,800               -          116,000              -
    Conversion of debt for stock               3,183              -               -                -              -
    Issuance of stock for services             3,970              -               -                -              -
    Changes in operating assets
       and liabilities net of
       effects from purchase of
       C. W. Inc.                                617        209,046          (5,213)        (559,681)        (6,279)
                                          ----------     ----------      ----------       ----------     ----------
        Net Cash Provided by
         (Used in)Operating
         Activities                         (100,919)        41,961        (153,001)        (653,419)       (74,785)
                                          ----------     ----------      ----------       ----------     ----------
Cash flows from investing activities:
    Purchases of equipment                         -       (300,000)        (78,217)       (120,732)              -
    Proceeds from sale of fixed
     assets                                        -        250,000               -                -              -
                                          ----------     ----------      ----------       ----------     ----------

             Net Cash (Used in)
              by Investment
              Activities                           -        (50,000)        (78,217)        (120,732)             -
                                          ----------     ----------      ----------       ----------     ----------



                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                                                 For the Six
                                                                                                Months Ended
                                                     Year Ended December 31,                       June 30,
                                            --------------------------------------         ------------------------
                                              1998          1997            1996             1999            1998
                                            --------      --------       ---------         -------         --------
                                                                                                  (Unaudited)
Cash flows from financing acti-
 vities:
    Proceeds from sale of stock              107,321              -               -          451,757         49,500
    Proceeds from sale of
     convertible debentures                                  16,000         120,000          600,000              -
    Repayment of borrowings                  (32,035)       (39,583)        (53,042)         (28,828)       (14,743)
    Proceeds from officer loan                38,292         27,500         167,000                -         38,292
                                          ----------     ----------      ----------       ----------     ----------
             Net Cash Provided by
              Financing Activities           113,578          3,917         233,958        1,022,929         73,049
                                          ----------     ----------      ----------       ----------     ----------

Net Increase (Decrease) in Cash               12,659         (4,122)          2,740          248,778         (1,736)

Cash - beginning of year                       4,691          8,813           6,073           17,350          4,691
                                          ----------     ----------      ----------       ----------     ----------
Cash - end of year                       $    17,350      $   4,691       $   8,813       $  266,128      $   2,955
                                         ===========     ==========      ==========       ==========     ==========
Changes in operating assets and
 liabilities net of effects from
 purchase of C. W., Inc. consist of:
  (Increase) in marketable
     securities                              $     -        $     -           $   -        $(507,007)        $    -
  (Increase) decrease in accounts
     receivable                                4,830        (16,046)        139,775           31,012          4,459
  Decrease (increase) in inventory           (44,045)         2,213         (11,204)         (20,616)        (3,929)
  Decrease (increase) in prepaid
     expenses                                  3,696             33          (3,729)         (44,564)             -
  Decrease (increase) in other assets          2,555        102,554         (96,800)           1,277          1,278
  Increase (decrease) in
   accounts payable                          (51,720)        59,835          12,450           22,993          6,579
  Increase (decrease) in accrued
     expenses                                 85,301         62,293         (47,541)         (42,776)       (14,666)
  (Decrease) increase in due to
   affiliated company                              -         (1,836)          1,836                -              -
                                          ----------     ----------      ----------       ----------     ----------
                                          $     (617)     $ 209,046        $ (5,213)      $ (559,681)      $ (6,279)
                                         ===========     ==========      ==========       ==========     ==========


                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                                                       For the Six
                                                                                                      Months Ended
                                                          Year Ended December 31,                       June 30,
                                            -----------------------------------------------      ---------------------
                                               1998                1997              1996           1999        1998
                                            ----------          ---------         ---------      ---------    --------

(Unaudited)

Supplementary Information:
    Cash paid during the year for:
      Interest                              $   16,078          $  27,128         $  14,921      $   8,343    $  7,400
      Taxes                                 $        0          $     675         $     753      $   1,537    $      -
                                             =========          =========         =========      =========    ========
Non-Cash Financing Activities:
  Conversion of
   debt to common stock                     $   20,000          $       -         $       -      $ 273,000    $ 20,000
                                             =========          =========         =========      =========    ========
  Fair value of rent
   contributed by officer                   $   50,000          $  50,000         $  50,000      $  25,000    $ 25,000
                                             =========          =========         =========      =========    ========
  Issuance of warrants                      $    -              $   5,800         $       -      $       -    $      -
                                             =========          =========         =========      =========    ========
  Capitalized lease obligations             $    -              $       -         $ 148,732      $  50,000    $      -
                                             =========          =========         =========      =========    ========
  Issuance of stock for services            $    3,970          $       -         $       -      $       -    $    740
                                             =========          =========         =========      =========    ========
  Conversion of accrued interest
   to common stock                          $    3,183          $       -         $       -      $       -    $  3,183
                                             =========          =========         =========      =========    ========
  Unrealized loss on marketable
   securities                               $        -          $       -         $       -      $  5,477     $      -
                                             =========          =========         =========      =========    ========









                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cetek Technologies, Inc. and its subsidiary (the "Company") are engaged in developing, marketing and manufacturing ceramic material and components used in electronics, medical and consumer products. In addition, they are in the business of general precision machining, sheet metal fabrication and welding, electronic manufacturing and testing as well as general design of components and systems.

     Nature of Business and Liquidity

     The Company's financial statements for the year ended December 31, 1998 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

     As described in notes 6 and 12, the Company was in default at December 31, 1998 and 1997 on its loan agreements and its capitalized lease obligations. Additionally, the Company has incurred net losses of $251,000, $346,000, and $249,000 for the years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1998, the Company has a stockholders' deficiency of $500,000 and a working capital deficiency of $545,000. Management recognizes that the Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and increase its sales sufficiently to cover its costs and expenses. In an effort to increase its sales and profitability, management has acquired a manufacturing company (see
Note 11) and is aggressively seeking new business. Management's plans include possible strategic alliances and mergers or acquisitions with other companies that may be compatible with the Company.

     Additionally, management's plans include obtaining private financing. During the six months ended June 30, 1999, the Company completed a private placement of its securities, in which the Company raised $997,000. See Note 13 of Notes to Consolidated Financial Statements. There can be no assurance, even though the Company successfully raised these additional funds or if it enters into any business alliances, that the Company will achieve profitability or positive cash flow.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Exposure to losses on receivables is principally dependant on each customer's financial condition. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures.

     Inventories

     Inventories, consisting of raw materials and finished goods, are stated at the lower of cost (first-in, first-out) or market.

     Depreciation and Amortization

     Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over their estimated useful lives.

     Stock Based Compensation

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. The Company has adopted the disclosure-only provisions of SFAS 123

     Evaluation of Long-Lived Assets

     Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. As of December 31, 1998, management concluded that no valuation allowance was required.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Earnings Per Common Share

     In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted earnings per share, instead of the primary and fully diluted EPS that was required. The new standard requires additional informational disclosures, and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

     Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Common stock equivalents outstanding at June 30, 1999 and 1998 and at December 31, 1998 and 1997, relate to 100,000 and 120,000 warrants to purchase common stock respectively. For the periods ending June 30, 1999 and 1998 and during the two years ending December 31, 1998, common stock equivalents were not used in the computation of diluted loss per common share as their effect would be antidilutive.

     In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 13 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities". The Company is required to adopt the provisions of this Statement in the 2000 year-end financial statements. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this Statement and has no yet determined the future impact on the Company's consolidated financial statements.

     Fair Value of Financial Instruments

     For financial instruments including cash, accounts receivable, accounts payable and accrued expenses it was assumed that the carrying amount approximated fair value because of the short maturities of these instruments.

Unaudited Interim Financial Statements

     The financial statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. The results for the interim period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Reclassification

     Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

2. ACQUISITION

     During January, 1997, the Company acquired all of the assets of C. W. Inc., a company that manufactures ceramic material and components used in electronics, medical and consumer products, free and clear of any liens or liabilities, for $300,000. The assets purchased consisted primarily of machinery and equipment and customer lists. Subsequent to the acquisition, the Company sold a majority of the machinery and equipment for $250,000. Of the remaining equipment, $25,000 was capitalized and approximately $25,000 was written off as unusable. The Company has recorded the acquisition as a purchase. The results of the operations from the date of acquisition to December 31, 1998 were not material.


3. INVENTORIES

                                                                     December 31,       June 30,
                                                              -----------------------   --------
                                                                 1998          1997       1999
                                                               ---------     --------    -------
             Raw materials                                    $    4,760    $   5,241   $  8,760
             Finished goods                                       48,276        3,750     64,892
                                                               ---------     --------    -------
                                                              $   53,076    $   8,991   $ 73,652
                                                               =========     ========    =======

4. PROPERTY AND EQUIPMENT

                                                                     December 31,       June 30,
                                                              -----------------------   --------
                                                                 1998          1997       1999
                                                               ---------     --------    -------
             Machinery and equipment                          $  564,737    $ 564,737   $720,717
             Leasehold improvements                               32,190       32,190     46,941
                                                               ---------     --------    -------
                                                                 596,927       596,927   767,658
             Less accumulated depreci-
              ation and amortization                             326,577      234,399    372,015
                                                               ---------     --------    -------
                                                              $  270,350    $ 362,528   $395,643
                                                               ==========    ========    =======

5. INCOME TAXES

     At June 30, 1999, the Company has a net operating loss ("NOL") carryforward of approximately $1,097,000 for financial reporting and tax purposes expiring in the years 2009 through 2012. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax asset is not more than likely.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

6. DEBT

             Short-Term Debt
                                                              December 31,                 June 30,
                                                   -----------------------------           --------
                                                     1998                 1997               1999
                                                   ---------            --------           --------
             Subordinated convertible
             debentures to various
             individuals, interest at
             11% per year, due on
             demand (1)(2)                         $ 108,000            $136,000           $ 98,000

             Subordinated convertible
             debentures to various
             individuals, interest at
             2% per year, due on
             March 17, 2001                                -                   -            250,000
                                                   ---------            --------           --------
                                                   $ 108,000            $136,000           $348,000
                                                   =========            ========           ========


             Long-Term Debt

             Long-term debt consists of the following:

                                                             December 31,                  June 30,
                                                   -----------------------------           --------
                                                      1998                1997               1999
                                                   ---------            --------           --------
    Note payable to U.S.
     Small Business Administration,
     interest at 11.75%, principal
     and interest, in the amount of
     $3,788 payable monthly,
     through May, 2002 (3)                         $ 129,968           $ 154,002           $111,796

    Note payable to Dutchess County
     Economic Development Corp.,
     interest at 3.875%, principal
     and interest, in the amount of
      $681 payable monthly
     through November, 2001 (3)                       33,103              33,103             33,103
                                                   ---------            --------           --------
                                                     163,071             187,105            144,899
    Less amount due in one year                       67,823             187,105             77,671
                                                   ---------            --------           --------

    Long-term debt                                 $  95,248            $      -           $ 67,228
                                                   =========            ========           ========

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)


6. DEBT (Continued)

(1) During November 1996, the Company entered into a private placement of securities, in which the Company raised $120,000 through the sale of Units. Each "Unit" consisted of one $20,000 convertible promissory note bearing interest at 11% per annum and a redeemable common stock warrant exercisable to purchase up to 20,000 shares of the Company's common stock at $1.50 per share expiring in five (5) years from the date of issuance and expiring through December, 2001. The notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $1 per share, and are convertible any time or by Automatic Conversion (based on the average of the last bid price of the Company's common stock as listed on NASDAQ or national securities exchanges, for a period of thirty (30) consecutive trading days if the price has equaled or exceeded $3.00 per common share). Due to the inability of the Company to sell the minimum number of units required under the private placement of securities, the notes are due on demand.

During 1998, one of the debt holders converted his note to 20,000 shares of the Company's Common Stock. In addition, $3,184 of accrued interest on the debt was converted into 3,183 of the Company's Common Stock. For the period ending June 30, 1999 and the year ending December 31, 1998 Company repaid $10,000 and $8,000 to various noteholders, respectively.

(2) During June 1997, the Company entered into a private placement of securities, in which the Company raised $16,000 through the sale of units. Each "Unit" consisted of one $8,000 convertible promissory note bearing interest at 11% per annum. Each note is convertible under the same terms as (1) above.

(3) On June 30, 1999, the Company was in default under the terms of its Bank loan agreement with the Dutchess County Economics Development Corp. Consequently, the remaining principal balance of $33,103 is due on demand and is presented as a current liability in the accompanying balance sheet.

     The notes are secured by substantially all the assets of the Company and officer life insurance policies in the amount of $235,000. Additionally, the building owned by Fayiz Hilal ("Hilal"), the Company's President, Chief Executive Officer and major shareholder, has been pledged as collateral. No rent payments may be paid to him while the loan is in default. (See Note 12).

7. NOTE PAYABLE TO OFFICER/STOCKHOLDER

                                                     December 31,      June 30,
                                                --------------------   --------
                                                  1998        1997       1999
                                                --------------------   --------
             Note payable to officer/
              stockholder, interest pay-
              able at 6.5 % interest            $232,792    $194,500   $232,792
                                                ========    ========   ========

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)


8. RELATED PARTY TRANSACTIONS

     (a) During the years ended December 31, 1998, 1997,and 1996, Hilal advanced the Company $38,292, $27,500, and $167,000, and interest was accrued in the amount of $7,565 and $5,500 for the period ending June 30, 1999 and 1998 and $12,643, $11,375, and $2,606, respectively. The note payable to officer at December 31, 1998 was $232,792.

     (b) The Company leases its facilities from Hilal. Hilal has forgiven all rent payments until the obligations to U.S. Small Business Administration and Dutchess County Economic Development Corp. have been paid in full, in accordance with the terms of the loans. The forgiveness of the rent obligation of $25,000 for the period ending June 30, 1999 and 1998 and $50,000 for the years ended December 31, 1996, 1997 and 1998, has been credited to additional paid-in capital.

     (c) The Company had transactions with an affiliated entity of Hilal for the year ended December 31, 1996. The Company sold to the affiliated entity, as part of a sub-contracting agreement, finished goods in the amount $26,224 and paid sales commissions of $1,836 for the year ended December 31, 1996.

9. MAJOR CUSTOMERS

     The Company had sales in excess of ten (10%) percent with two (2) customers for the periods ending June 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997. The amounts and percentage were approximately $97,000 (52.7%) and $85,000 (46.2%) and $104,000 (56.5%), $45,000 (26.5%) for the periods ending
June 30, 1999 and 1998 and $215,000 (55.7%) and $122,000 (31.6%) in 1998 and
$157,000 (42.8%) and $72,000 (29.6%) in 1997.

     The loss of these customers could have a materially adverse effect on the Company.

10. PRIOR PERIOD ADJUSTMENT

     The accompanying financial statements for the year ended December 31, 1996 have been restated to correct an error related to the exclusion from the statement of operations of rent expense which was forgiven by Hilal, the owner of the property which the Company occupies. The effect of the restatement was to increase the net loss for 1996 by $50,000 and $.00 and per share.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)


11. WARRANTS

     The Company issued warrants in connection with a private placement debt offering. The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." Interest expense has been charged for the warrants issued to non-employees based on the fair value at the grant date consistent with the provisions of SFAS No. 123. Therefore, the net loss, basic loss per share, and diluted loss per share for years ended 1998 and 1997 are the same for both reported and proforma amounts.

     The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for warrants in 1996: dividend yield of -0-%, expected volatility of -0-%, risk free interest rate of 4.0% and expected life of five
(5) years.

     Information regarding the Company's Warrants for 1998, 1997 and 1996 is as follows:

                                 1998                  1997                 1996
                         ---------------------- -------------------  -------------------
                                      Weighted-           Weighted-            Weighted-
                                       Average             Average              Average
                                      Exercise             Exercise            Exercise
                          Shares        Price   Shares      Price     Shares     Price
                         -------       ------   -------     ------   -------   -------
Warrrants outstanding
 beginning of year       120,000       $ 1.50   120,000     $ 1.50         -   $     -
Warrants exercised       (20,000)        1.50         -          -         -         -
Warrants granted            -               -                        120,000   $  1.50
                         -------       ------   -------     ------   -------   -------
Warrants outstanding
 end of year             100,000       $ 1.50   120,000     $ 1.50   120,000   $  1.50
                         =======       ======   =======     ======   =======   =======

Warrants price range
 at end of year          $  1.50                 $ 1.50             $  1.50
Warrant price range
 for exercised shares    $  1.50                 $    -             $     -
Weighted-average fair
 value of warrants
 granted during the year $     -                 $    -             $   .24

     The following table summarizes information about fixed-price stock warrants outstanding at December 31, 1998:

                             Weighted-                   Number
             Number Out-     Average       Weighted-  Exercisable     Weighted
Range of     standing at     Remaining     Average         at          Average
Exercise     December 31,    Contractual   Exercise   December 31,    Exercise
 Price          1998         Life          Price          1998          Price
--------    ------------     -----------   --------  ------------      -------
$   1.50      100,000        2 yrs. 11 mos. $ 1.50      100,000       $   1.50
              =======                                   =======

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)


12. COMMITMENTS AND CONTINGENCIES

    Leases

(a) The Company leases its facilities under an operating lease with Hilal on a month-to-month basis. Hilal has waived rent payments until the obligations to the U.S. Small Business Administration and Dutchess County Economic Development Corp. have been paid and retired in accordance with the terms of the loans. (See
Note 5 of Notes to Consoli-dated Financial Statements). Under the terms of the lease, the Company is responsible for real estate taxes and other executor charges. The rent and executory charges for the period ending June 30, 1999 and the years ended December 31, 1998, 1997 and 1996 were $33,637, $55,706, $85,040, and $79,227, respectively.

(b) The Company leases equipment under capital leases. The equipment in the amount of $232,332 and $148,732 is included in property and equipment as follows:

                                  December 31,                     June 30,
                            -------------------------             ---------
                             1998               1997                 1999
                            ------             ------             ---------

Equipment                 $ 148,732          $ 148,732            $ 237,732
Less accumulated
  depreciation               42,494             21,247               65,224
                          ---------          ---------            ---------
                          $ 106,238          $ 127,485            $ 172,508
                          =========          =========            =========

     At June 30, 1999, the Company was in default on the leases due to Colonial Pacific due to non-payment of monthly principal and interest lease agreements. Consequently, the remaining principle balance of $137,123 is due on demand and is presented as a current liability in the balance sheet.

Following is a schedule of future minimum lease payment for capital leases as of December 31, 1998:

                      1999                                      $138,910
                      2000                                        12,572
                      2001                                        12,572
                      2002                                        12,572
                      2003                                        12,572
                      2004                                         6,330
                  Thereafter                                          -
                                                                 195,528
                                                                --------
Less interest                                                      9,062
                                                                --------
Present value of net
  minimum obligations                                            186,466

Less current portion                                             141,168
                                                                --------
Long-term obligation                                            $ 45,298
                                                                 =======

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES (Continued)

    3) In the event of termination, death, sale or transfer of ownership of the control of the Company, additional compensation shall be paid in an amount equal to the sum of $350,000 less the total compensation paid above.

    For the period ending June 30, 1999 and the years ending 1998 and 1997, no amounts were earned under the terms of the agreement.


    Commitment

    In connection with the acquisition of the assets of C. W. Inc. in January, 1997, the Company entered into an employment agreement with a sales representative for a term of ten (10) years. The sales representative will be paid:

    1) A fifteen (15%) percent commission on the gross sales (as defined) on the first $800,000 and eight (8%) percent commission on the excess during the first three (3) years.

    2) For the remaining seven (7) years he will receive eight (8%) percent commission on gross sales that he services and ten (10%) percent commission on sales to new customers.

13. SUBSEQUENT EVENT

    In March 1999, the Company completed a private placement of its securities by issuing 2% Series A Senior Subordinated Convertible Debentures. The Company raised $600,000 from the sale of these debentures. The debentures and interest are due March 17, 2001, with interest accruing at 2% per annum. The Company, at their option, at maturity may pay any remaining principal plus all accrued interest in cash or common stock of the Company. The holder of debentures are entitled, at their option, at any time immediately following execution of the agreement to convert all or any amount of the debenture into shares of Common Stock, $.001 par value per share, of the Company. The conversion price for each share of Common Stock will be equal to 75% of the closing bid price of Common Stock as reported on the National Association of Securities Dealers Electronic Bulletin Board for the day immediately preceding the date of receipt by the Company of notice of conversion.

    Debt discount in connection with the issuance of debt with stock purchase warrants must be amortized over the life of the related obligation and interest expense will be included in the accompanying statements of operations in 1999.

    As of June 30, 1999 the holders of the debentures converted $350,000 of the debentures into 7,189,025 shares of common stock.

Exhibits
--------

Exhibit No.                Description
-----------                -----------
3.1               CERTIFICATE OF INCORPORATION

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 1, 1999



                                                  CETEK TECHNOLOGIES, INC.



                                                  By: /s/ Fayiz K. Hilal
                                                      -------------------------
                                                      Fayiz K. Hilal, President